UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934**

    For the fiscal year ended December 31, 2012

Or

☐ **Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934**

    For the transition period from _____ to _____

Commission file number 001-5231

A.   **Full title of the plan and the address of the plan, if different from that of the issuer named below.**

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN

B.   **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.**

McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523

McDONALD'S CORPORATION
PROFIT SHARING AND SAVINGS PLAN

FINANCIAL STATEMENTS
December 31, 2012 and 2011

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McDonald's Corporation
Profit Sharing Administrative Committee
Oak Brook, Illinois

We have audited the accompanying statements of net assets available for benefits of McDonald's Corporation Profit Sharing and Savings Plan ("the Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 20, 2013

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012
(Amounts in thousands)

	Participant-Directed Investments	ESOP Allocated Account	ESOP Unallocated Account	Total 2012
ASSETS				
Investments, at fair value				
Interest-bearing cash	$ 855	$ —	$ —	$ 855
Mutual funds	720,153	—	—	720,153
American depository receipts and common stock other than McDonald's Corporation common stock	272,912	—	—	272,912
McDonald's Corporation common stock	850,145	316,692	167,401	1,334,238
Collective funds	658,902	7,583	2,936	669,421
Wrapper contracts	113	—	—	113
Total investments, at fair value	2,503,080	324,275	170,337	2,997,692
Receivables				
Company contributions	8,545	—	—	8,545
Accrued income	888	1	—	889
Pending trades due from brokers	409	—	—	409
Interfund receivables	6,508	(176)	(6,332)	—
Participant loans	33,262	—	—	33,262
Total receivables	49,612	(175)	(6,332)	43,105
Total assets	2,552,692	324,100	164,005	3,040,797
LIABILITIES				
Management expenses payable	590	—	—	590
Pending trades due to brokers	119	—	—	119
Accrued interest expense	—	—	1,027	1,027
Notes payable	—	—	31,458	31,458
Other liabilities	1,079	20	—	1,099
Total liabilities	1,788	20	32,485	34,293
Net assets reflecting all investments at fair value	2,550,904	324,080	131,520	3,006,504
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,481)	—	—	(13,481)
NET ASSETS AVAILABLE FOR BENEFITS	$2,537,423	$324,080	$131,520	$2,993,023

See accompanying notes to financial statements.

2

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011
(Amounts in thousands)

| | Participant-Directed Investments | ESOP | | Total 2011 |
		Allocated Account	Unallocated Account	
ASSETS				
Investments, at fair value				
Mutual funds	$ 588,622	$ —	$ —	$ 588,622
American depository receipts and common stock other than McDonald's Corporation common stock	239,117	—	—	239,117
McDonald's Corporation common stock	1,076,096	381,638	241,183	1,698,917
Collective funds	587,299	3,969	3,258	594,526
Wrapper contracts	313	—	—	313
Total investments, at fair value	2,491,447	385,607	244,441	3,121,495
Receivables				
Company contributions	18,113	—	—	18,113
Accrued income	2,242	—	—	2,242
Pending trades due from brokers	696	—	—	696
Other	4	2	—	6
Interfund receivables	4,041	(217)	(3,824)	—
Participant loans	31,832	—	—	31,832
Total receivables	56,928	(215)	(3,824)	52,889
Total assets	2,548,375	385,392	240,617	3,174,384
LIABILITIES				
Management expenses payable	531	—	—	531
Pending trades due to brokers	2,044	—	—	2,044
Accrued interest expense	—	—	1,294	1,294
Notes payable	—	—	39,616	39,616
Other liabilities	696	10	—	706
Total liabilities	3,271	10	40,910	44,191
Net assets reflecting all investments at fair value	2,545,104	385,382	199,707	3,130,193
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,788)	—	—	(8,788)
NET ASSETS AVAILABLE FOR BENEFITS	$2,536,316	$385,382	$199,707	$3,121,405

See accompanying notes to financial statements.

3

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2012
(Amounts in thousands)

	Participant-Directed Investments	ESOP Allocated Account	ESOP Unallocated Account	Total 2012
Additions to net assets attributed to:				
Net appreciation/(depreciation) in fair value of investments				
Mutual funds	$ 66,774	$ —	$ —	$ 66,774
American depository receipts and common stock other than McDonald's Corporation common stock	33,105	—	—	33,105
McDonald's Corporation common stock	(127,534)	(45,383)	(26,295)	(199,212)
Collective funds	12,942	—	—	12,942
Interest income	22,670	12	1	22,683
Dividends	42,735	10,575	6,020	59,330
Commission recapture	23	—	—	23
Net investment income (loss)	50,715	(34,796)	(20,274)	(4,355)
Contributions				
Company	39,599	18,967	4,474	63,040
Participant	54,680	—	—	54,680
Rollovers	3,592	—	—	3,592
Total contributions	97,871	18,967	4,474	121,312
Interfund transfers-in	21,079	—	—	21,079
Participant loan interest income	1,320	—	—	1,320
Other	391	—	—	391
Total net additions	171,376	(15,829)	(15,800)	139,747
Deductions from net assets attributed to:				
Benefits paid to terminated participants and withdrawals	167,642	24,345	—	191,987
Management and administrative expenses	2,581	49	—	2,630
Interfund transfers-out	—	21,079	—	21,079
Interest expense	—	—	2,405	2,405
Company matching with profit sharing forfeitures	46	—	—	46
Company matching with ESOP shares	—	—	43,655	43,655
Discretionary matching with ESOP shares	—	—	6,327	6,327
Total deductions	170,269	45,473	52,387	268,129
Net increase/decrease	1,107	(61,302)	(68,187)	(128,382)
Net assets available for benefits				
Beginning of year	2,536,316	385,382	199,707	3,121,405
End of year	$2,537,423	$324,080	$131,520	$2,993,023

See accompanying notes to financial statements.

4

NOTE 1 - DESCRIPTION OF PLAN

General: The McDonald's Corporation Profit Sharing and Savings Plan (the Plan) was amended and restated in its entirety as of January 1, 2012. The Plan has been amended two times subsequent to this date, on October 18, 2012 and April 30, 2013.

The Plan is administered by a committee of officers (Administrative Committee) appointed by the Chief Executive Officer of McDonald's Corporation (the Company or McDonald's). Participants should refer to the Summary Plan Description and Prospectus for a more complete description and up-to-date information.

Eligibility: In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or a participating employer. The term "Company" includes McDonald's Corporation and all participating employers in describing eligibility and contributions below.

Restaurant management employees and staff employees (including part-time staff employees) are eligible to make 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. All other employees are eligible to make 401(k) contributions after one year of "eligible service" as defined by the Plan document. Restaurant management employees, who are not contributing to the Plan, are enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21. Matching contributions are provided to eligible employees after one year of "eligible service" as defined by the Plan document.

Contributions: Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan subject to Internal Revenue Service (the IRS) annual limits. Highly compensated employees under IRS rules are not able to make 401(k) contributions in their second calendar year of employment until the first of the month on or after they complete one anniversary year with at least 1,000 hours of service under the Plan.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits, and in addition, may contribute more than 50% if payroll tax and other withholding requirements are met. In accordance with Plan procedures, participants may roll over money into the Plan if it is from a(n): Qualified Plan, Section 403(b) tax-sheltered annuity plan, Section 457 deferred compensation plan of a state or local government entity, SIMPLE 401(k) plan, Section 403(a) annuity plan, Traditional IRA, SIMPLE IRA with at least two years participation, IRA set up to receive a distribution from an eligible employer plan and Federal thrift plan under section 7701(j).

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan are Stable Value Fund, Intermediate Bond Fund, Global Bond Fund, Blended Stock/Bond Fund, Diversified Stock Fund, S&P 500 Index Fund, International Stock Fund, Global Themes Fund, Real Estate Securities Fund, Small Cap Index Fund, Aggressive Stock Fund, McDonald's Common Stock Fund, and the McDonald's ESOP Stock Fund. No more than 20% of a participant's future 401(k) contributions may be invested in the McDonald's Common Stock Fund. The future contribution company stock limitation also applies to the Company's discretionary matching contribution, if any.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

The Company matches (after one year of eligibility service and attainment of age 21) 300% of the first 1% of eligible compensation (as defined by the Plan) and 100% of the next 4% of eligible compensation that a participant contributes to the Plan. A discretionary profit-sharing match may be contributed at the option of the Board of Directors of the Company (the Board). For the year ended December 31, 2012, the Company made a 2% discretionary profit sharing match to the Plan. The discretionary match is allocated after the end of the year to participants eligible to share in matching contributions based on participant 401(k) contributions up to 1% of eligible compensation. ESOP shares are used to make matching contributions.

Participant Accounts: Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company contributions, invested in 1% increments in one or any combination of the Plan's investment funds, including Company stock. For participants who are automatically enrolled, the participant's 401(k) contributions and company discretionary matching contributions, if any, are invested in the Blended Stock/Bond Fund and after 30 days are managed by Guided Choice, a managed account provider, unless the participant makes an investment election. Company regular matching contributions for each payroll period are invested in the McDonald's ESOP Stock Fund for employees who are automatically enrolled in the Plan until the participant elects to direct such amounts to other funds offered. A participant may change how his/her existing account balance is invested at any time, but a participant may not transfer any amount into and out of the same fund more than two times within any rolling 90 day period. Participants will always be able to transfer out of any fund into the Stable Value Fund even if they exceed this limit.

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and discretionary profit sharing match (if any) and (b) Plan earnings, and charged with an allocated portion of investment expenses. Allocations are based on participant earnings or account balances as defined in the Plan.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP): The trustees, individuals appointed by the Compensation Committee of the Board, are authorized to invest certain assets of the Plan in shares of Company stock and to borrow money to acquire Company stock. In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald's Series B Convertible Preferred Stock. The Preferred shares were redeemed by the Company for Common Stock in 1992 and 1995. In April 1991, the trustees borrowed $100 million to purchase 12,075,468 shares of McDonald's Series C Convertible Preferred Stock, which were redeemed by the Company for Common Stock in 1995.

The Company is required to make sufficient cash contributions to the Plan to pay the principal and interest on the loans. Released ESOP shares are used to make matching Company allocations. The ESOP shares allocated to participant accounts are held by The Northern Trust Company (Northern Trust), the custodian of the Plan. The unallocated ESOP shares are also held at Northern Trust as collateral for loans from the Company to the Plan. Unallocated ESOP dividends are invested in an interest-bearing account until the note payment is due.

In 1999, the Leveraged ESOP loans were refinanced as discussed in Note 6, so that the last loan payment and allocation of ESOP Common Stock will occur in 2018.

6

NOTE 1 - DESCRIPTION OF PLAN (Continued)

During 2012, 533,701 shares were released from the unallocated ESOP shares with a fair value of approximately $49,982,000.

<u>Vesting</u>: All participants' accounts under the Plan are 100% vested.

<u>Diversification</u>: Participants can elect to fully diversify all accounts in the Plan, regardless of age.

<u>Loans</u>: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants' highest outstanding loan balance during the preceding 12-month period. All loans are currently subject to a $75 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant's account and bear interest based on the prime rate in effect on the first day of the month in which the loan is requested, plus 1%. Principal and interest are paid ratably through payroll deductions.

<u>Payment of Benefits</u>: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by the Company are entitled to receive the interest in their Plan accounts within a reasonable time following their termination. A terminated participant with benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 $\frac{1}{2}$ unless an earlier distribution is elected.

Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant's investment elections (See Note 1, Contributions). Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

<u>Forfeitures</u>: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, are used to make a portion of the Company match.

<u>In-Service Withdrawals</u>: Participants 59 $\frac{1}{2}$ or older and terminated participants may withdraw all or any part of their account balances under the Plan at any time. The Plan permits participants to withdraw up to 100% of their ESOP and Profit Sharing accounts at any time.

<u>Pass Through Dividend Election</u>: Participants are offered the choice of having dividends earned on shares of McDonald's common stock paid directly to them in cash or reinvested in their accounts in McDonald's stock.

<u>Voting</u>: Participants are entitled to direct the Trustees in voting shares of McDonald's stock credited to their accounts as well as those shares not voted by other participants and unallocated shares held in the ESOP feature of the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications: Certain amounts have been reclassified to conform with current year presentations.

Investment Valuation: The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

- Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used for investments of the Plan.

Common stocks and American Depository Receipts: The fair values of publicly traded common stocks and American Depository Receipts (ADR) are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Mutual funds: The fair values of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the securities and exchange commission (level 1 inputs). These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Collective trusts: The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and recent transaction prices. The investment objectives and underlying investments of the collective trusts vary, with some holding short term investments for principal preservation, diversified portfolios of domestic or international stocks, some holding securities of companies in a particular industry sectors, some holding short-term and/or medium-term corporate, government and government agency bonds, some holding a blend of asset back securities and corporate bonds, and others holding a blend of various domestic and international stocks. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The collective trusts invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified within level 2 of the fair value hierarchy.

Stable value fund: The plan investments include a Stable Value Fund which is a unitized fund managed by JPMorgan solely for the Plan. The Stable Value Fund includes synthetic guaranteed investment contracts which are comprised of collective trusts, short term investments and benefit responsive wrapper contracts (see Note 4).

*Wrapper contract*s: Benefit responsive wrapper contracts with various insurance carriers are utilized to provide market and cash flow risk protection to the Plan for the Stable Value Fund. The fair values of the wrapper contracts associated with the synthetic investment contracts within the Stable Value Fund have been based upon the estimated replacement costs of the wrap contracts projected for the duration of the associated portfolio and discounted back to the financial statement dates (level 3 inputs).

Contract value of the synthetic guaranteed investment contracts represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

9

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis as of December 31, 2012 and 2011 are summarized below (amounts in thousands):

	Fair Value Measurements at December 31, 2012 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:			
Synthetic GIC wrapper contracts	$ —	$ —	$ 113
Interest-bearing cash	855	—	—
Collective trusts			
Short-term investments	—	113,142	—
Bond/fixed income funds	—	364,362	—
Common stock funds	—	66,392	—
Blended funds	—	125,525	—
Mutual funds			
Corporate bond funds	213,418	—	—
US common stock	424,878	—	—
International common stock	81,857	—	—
ADR & common stock, other than McDonald's Corp. common stock			
ADR – International large cap	13,894	—	—
ADR – International mid cap	510	—	—
Common stocks – US large cap	117,568	—	—
Common stocks – US mid cap	57,123	—	—
Common stocks – US small cap	58,376	—	—
Common stocks – International large cap	16,134	—	—
Common stocks – International mid cap	4,984	—	—
Common stocks – International small cap	4,323	—	—
McDonald's Corp. common stock	1,334,238	—	—
	$ 2,328,158	$669,421	$ 113

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Fair Value Measurements at December 31, 2011 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:			
Synthetic GIC wrapper contracts	$ —	$ —	$ 313
Collective trusts			
Short-term investments	—	71,353	—
Bond/fixed income funds	—	325,659	—
Common stock funds	—	52,970	—
Blended funds	—	144,544	—
Mutual funds			
Corporate bond funds	142,860	—	—
US common stock	351,430	—	—
International common stock	94,332	—	—
ADR & common stock, other than McDonald's Corp. common stock			
ADR – International large cap	15,475	—	—
ADR – International mid cap	53	—	—
ADR – International small cap	737	—	—
Common stocks – US large cap	132,068	—	—
Common stocks – US mid cap	45,702	—	—
Common stocks – US small cap	24,292	—	—
Common stocks – International large cap	14,546	—	—
Common stocks – International mid cap	4,714	—	—
Common stocks – International small cap	1,530	—	—
McDonald's Corp. common stock	1,698,917	—	—
	$ 2,526,656	$594,526	$ 313

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2012 (amounts in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (Wrapper Contracts)
Beginning balance, January 1, 2012	$ 313
Change in fair value of fully benefit-responsive investment contract*	(200)
Ending balance, December 31, 2012	$ 113

* Unrealized appreciation (depreciation) of the wrapper contracts associated with the fully benefit-responsive investment contract is reported as an increase (decrease) in Plan investments and as an offsetting decrease (increase) in the adjustment from fair value to contract value reported in the 2012 statement of net assets available for benefits, with no effect on the 2012 change in net assets available for benefits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Participant Loans: Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Fair Value of Long-Term Debt: The fair value of the Plan's long-term debt is estimated based on the current rates available to the Plan for debt of the same remaining maturities (level 2). As of December 31, 2012, the estimated fair value and carrying value of the Plan's long-term debt was $36,874,000 and $31,458,000, respectively. As of December 31, 2011, the estimated fair value and carrying value of the Plan's long-term debt was $47,077,000 and $39,616,000, respectively.

Unallocated Net Assets Available for Benefits: Unallocated net assets available for benefits represents the fair value of shares of McDonald's common stock purchased through the ESOP which have not been released for allocation to participants' accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the fair value of the shares as they are allocated to participants as Company matching contributions.

Payment of Benefits: Benefits are recorded at the time of payment.

NOTE 3 - INVESTMENTS

The following presents the fair values of investments that represent 5 percent or more of the Plan's net assets at December 31, 2012 and 2011 (amounts in thousands).

	2012	2011
Investments at fair value:		
McDonald's Corporation common stock	$1,334,238	$1,698,917
JP Morgan Chase Bank Intermediate Bond Fund	204,813	175,739
Blackrock Global Allocation Fund	176,631	152,913*
Vanguard Institutional Index Fund	179,144	149,034*

*   Not above 5% threshold, presented for comparative purposes

NOTE 4 - INVESTMENT CONTRACTS

The Plan investments include a Stable Value Fund, managed by JPMorgan, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by JPMorgan. The Stable Value Fund holds synthetic guaranteed investment contracts, with collective funds and short-term investments as underlying investments. The underlying investments and wrapper contracts of these synthetic investment contracts are included in the financial statements at fair value.

The wrapper contracts within the Stable Value Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

The Plan's allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value is reflected as an adjustment from fair value to contract value on the statement of net assets as of December 31, 2012 and 2011.

	2012	2011
Average contract yield, in the aggregate for all contracts:		
Based on annualized earnings [1]	2.33%	3.61%
Based on interest rate credited to participants [2]	2.07%	3.20%

[1] Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts' investments on the same date.

[2] Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts' investments on the same date.

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

The nonparticipant directed net assets of the Plan and changes therein consist of those reflected in the financial statements as "ESOP – Unallocated Account."

NOTE 6 - NOTES PAYABLE

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B Notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11% ESOP Note, for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note, for three years with a final maturity of July 15, 2002. The remaining outstanding ESOP Note is a loan directly between the ESOP and the Company.

Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

The Series A/B Notes are collateralized by unallocated shares of McDonald's common stock, valued at $161,068,552 at December 31, 2012. All Notes are guaranteed by the Company. Holders of the Notes have no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to the ESOP, and earnings attributable to such collateralized shares or contributions. The unallocated shares of McDonald's common stock may be released from collateral under certain circumstances without the consent of the holders of the Notes.

Following are maturities of the Notes for each of the next five years and beyond (amounts in thousands):

	Series A Notes	Series B Notes	Total
2013	$ 5,506	$ 2,773	$ 8,279
2014	4,793	2,415	7,208
2015	4,481	2,257	6,738
2016	2,721	1,371	4,092
2017	1,962	988	2,950
2018	1,457	734	2,191
Total over remaining life of notes	$20,920	$10,538	$31,458

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the McDonald's Corporation has the right under the Plan to allow an employer to discontinue its contributions at any time and the Company may terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

NOTE 8 - ADMINISTRATIVE FEES

The investment managers' fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants' accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. Revenue sharing received from investments in mutual funds reduces administrative fees. Remaining administrative fees associated with the Plan are paid by the Company.

NOTE 9 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated March 4, 2010, that the Plan and related trust are designed, including amendments adopted through February 13, 2009, in accordance with applicable sections of the Internal Revenue Code (IRC). On November 30, 2012, the Company applied for a new determination letter with respect to the 2012 Plan restatement and the first amendment. Although the Company has not received a new determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they continue to believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 10 - TRANSACTIONS WITH PARTIES IN INTEREST

During 2012, the Plan received $46,087,703 in common stock dividends from the Company. In connection with the Leveraged ESOP refinancing discussed in Note 6, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Plan in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC.

During 2012, fees totaling $2,630,000 were paid by the Plan to the managers of the investments held in the Plan and an advisor to Plan participants. These transactions qualify as party-in-interest transactions.

Certain Plan assets are held in participant loans or investments managed by Northern Trust, therefore these transactions qualify as party-in-interest. A portion of the Plan's assets are also invested in Company stock (see Note 3).

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 11 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

15

NOTE 12 - FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to net assets per the Form 5500 (amounts in thousands):

	2012	2011
Net assets available for benefits per the financial statements	$2,993,023	$3,121,405
Adjustment from contract value to fair value for fully benefit responsive investment contracts	13,481	8,788
Net assets per the Form 5500	$3,006,504	$3,130,193

Following is a reconciliation of the decrease in net assets available for benefits per the financial statements for the year ended December 31, 2012, to the net loss per the Form 5500 (amounts in thousands):

Decrease in net assets available for benefits per the financial statements	$(128,382)
Change in the adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2012	4,693
Net loss per the Form 5500	$(123,689)

16

MCDONALD'S CORPORATION, EIN 36-2361282
MCDONALD'S CORPORATION PROFIT SHARING and SAVINGS PLAN, PLAN NUMBER 001
PLAN YEAR END DECEMBER 31, 2012
FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) (c) IDENTITY OF ISSUER/DESCRIPTION	(d) COST**	(e) MARKET VALUE
	CORPORATE COMMON STOCKS & AMERICAN DEPOSITORY RECEIPTS		
	#REORG/SMART BALANCE NAME CHANGE WITH CUSIP 2M13AP1 1/02/2013		553,977.60
	1ST HORIZON NATL CORP COM		385,568.37
	1ST NIAGARA FINL GROUP INC NEW COM		154,397.10
	1ST UTD BANCORP INC FLA COM STK		155,081.25
	8X8 INC NEW COM		268,486.09
	AARON'S INC CLASS A		361,418.40
	ABBOTT LAB COM		756,918.00
	ABM INDS INC COM		299,050.50
	ACADIA HEALTHCARE CO INC COM		271,537.87
	ACADIA PHARMACEUTICALS INC COM		25,844.70
	ACCELRYS INC COM		132,799.70
	ACCO BRANDS CORP COM		297,049.80
	ACE LTD COM STK		1,759,590.00
	ACTUANT CORP CL A NEW		164,808.55
	ACUITY BRANDS INC COM		357,885.32
	ADOBE SYS INC COM		1,433,724.00
	ADR AMARIN CORP PLC SPONSORED ADR NEW		159,211.20
	ADR ARM HLDS PLC SPONSORED ISIN US0420681068		698,530.95
	ADR ASML HOLDING NV NY REG 2012 (POST REV SPLIT)\		57,131.67
	ADR AXA SA SPONSORED ADR		19,586.50
	ADR BAIDU INC SPONSORED ADR		762,805.74
	ADR BASF AKTIENGESELLSCHAFT - LEVEL I		242,250.00

ADR BHP BILLITON LTD SPONSORED ADR	325,133.80
ADR BRIT AMERN TOB PLC SPONSORED COM STK	220,218.75
ADR BURBERRY GROUP PLC SPONSORED	290,394.38
ADR INDUSTRIA DE DISENO TEXTIL INDITEX SA ADR ADR	1,729,659.78
ADR NESTLE S A SPONSORED ADR REPSTG REG SH	236,241.25
ADR NOVARTIS AG	2,433,885.00
ADR NOVO-NORDISK A S ADR	1,335,221.01
ADR RANDGOLD RES LTD ADR	1,723,476.25
ADR RIO TINTO PLC SPONSORED ADR	323,909.84
ADR TENARIS S A SPONSORED ADR	128,904.00
ADR TENCENT HLDGS LTD ADR	414,067.30
ADR UNILEVER N V NEW YORK SHS NEW	198,202.50
ADR VALE S A ADR	187,592.00
ADR VODAFONE GROUP PLC NEW SPONSORED ADR	2,838,913.00
ADR YARA INTL ASA SPONSORED ADR	18,652.50
ADR YOUKU TUDOU INC	60,173.76
ADVANCE AUTO PTS INC COM	206,197.50
ADVANCED MICRO DEVICES INC COM	120,648.00
AEGERION PHARMACEUTICALS INC COM	239,453.09
AFC ENTERPRISES INC COM	63,495.90
AFFILIATED MANAGERS GROUP INC COM STK	406,068.00
AFFYMAX INC COM	24,282.00
AGILENT TECHNOLOGIES INC COM	441,701.66
AGNICO-EAGLE MINES LTD COM	293,513.70
AGRIUM INC COM	194,824.50
AIR METHODS CORP COM NEW COM NEW	506,757.93
ALASKA AIR GROUP INC COM	297,321.00
ALBEMARLE CORP COM	80,756.00
ALEXION PHARMACEUTICALS INC COM	1,357,712.13
ALLERGAN INC COM	1,234,960.99
ALLIED HEALTHCARE PRODS INC COM	159,430.60
ALLOT COMMUNICATIONS LTD COM STK	87,496.20
ALNYLAM PHARMACEUTICALS INC COM	373,504.50
AMAZON COM INC COM	2,334,597.44
AMERICAN EAGLE OUTFITTERS INC NEW COM	146,646.50
AMERICAN RAILCAR INDS INC COM STK	42,105.71
AMERICAN TOWER CORP	1,728,993.52

	AMERICAN VANGUARD CORP COM	209,038.96
	AMERN RIV BANKSHARES	117,789.96
	AMERN WOODMARK CORP COM	37,028.42
	ANACOR PHARMACEUTICALS INC COM STK	23,197.20
	ANALOGIC CORP COM PAR $0.05	326,771.40
	APOGEE ENTERPRISES INC COM	56,329.50
	APPLE INC COM STK	4,579,260.73
	APPLIED MICRO CIRCUITS CORP COM NEW STK	238,140.00
	ARCH CAPITAL GROUP COM STK	92,442.00
	ARCTIC CAT INC COM	29,149.47
	ARGO GROUP INTERNATIONAL HOLDINGS COM STK	548,020.85
	ARIAD PHARMACEUTICALS INC COM	280,200.62
	ARQULE INC COM	14,962.77
	ARRAY BIOPHARMA INC COM	31,739.04
	ARRIS GROUP INC COM	408,758.40
	ARTIO GLOBAL INVS INC COM CL A COM CL A	135,698.00
	ARUBA NETWORKS INC COM	351,007.00
	ATHENAHEALTH INC COM MON STOCK	269,267.70
	ATWOOD OCEANICS INC COM	54,948.00
	AVAGO TECHNOLOGIES LTD	801,916.14
	AVERY DENNISON CORP COM	520,482.60
	AVIS BUDGET GROUP INC COM STK	286,042.24
	B/E AEROSPACE INC COM	131,898.00
	BANCORP INC DEL COM STK	169,585.23
	BANNER CORP COM NEW COM NEW	53,009.25
	BARRETT BUSINESS SVCS INC COM	62,810.41
	BARRICK GOLD CORP	1,613,961.00
	BAXTER INTL INC COM	1,866,480.00
	BB&T CORP COM	1,467,144.00
	BBCN BANCORP INC COM	44,625.49
	BCE INC COM NEW	1,670,366.00
	BEACON ROOFING SUPPLY INC COM	365,414.40
	BED BATH BEYOND INC COM	195,685.00
	BIOGEN IDEC INC COM STK	925,927.71
	BIOSCRIP INC COM	112,514.19
	BLACK DIAMOND INC COM	177,489.00
*	BLACKROCK INC COM STK	1,431,466.75
	BLOUNT INTL INC NEW COM	365,679.30

BOEING CO COM	1,162,126.56
BONANZA CREEK ENERGY INC COM COM STK	410,930.73
BORG WARNER INC COM	561,142.70
BRISTOL MYERS SQUIBB CO COM	1,000,121.92
BROADCOM CORP CL A	119,888.10
BROCADE COMMUNICATIONS SYS INC COM NEW STK	110,400.29
BROOKFIELD ASSET MGMT INC VOTING SHS CL A VOTING SHS CL A	118,196.25
BROWN & BROWN INC COM	604,547.70
BRUNSWICK CORP COM	353,094.42
CABOT OIL & GAS CORP COM	157,675.80
CALAMP CORP COM	52,174.72
CANADIAN NATL RY CO COM	288,956.75
CAP 1 FNCL COM	2,464,921.50
CAPSTEAD MTG CORP COM NO PAR COM NO PAR	194,863.83
CARDTRONICS INC COM STK	151,936.00
CARPENTER TECH CORP COM	139,401.00
CASELLA WASTE SYS INC CL A COM STK	417,479.70
CATAMARAN CORP	160,174.00
CATHAY GENERAL BANCORP INC COM	317,557.50
CAVCO INDS INC DEL COM STK	405,987.54
CAVIUM INC COM	173,527.60
CBRE GROUP INC CL A CL A	176,911.00
CDN NAT RES LTD COM CDN NAT RES COM STK	374,617.12
CDN PAC RY LTD COM CDN PAC RY LTD	518,262.00
CELADON GROUP INC COM	52,583.70
CELANESE CORP DEL COM SER A STK	162,534.50
CENTURY CASINOS INC COM	368,660.40
CERUS CORP COM	22,631.92
CF INDS HLDGS INC COM	50,790.00
CHART INDS INC COM PAR $0.01 COM PAR $0.01	242,612.13
CHEMICAL FINL CORP COM	248,410.80
CHEMTURA CORP COM NEW	296,534.48
CHICOS FAS INC COM	96,915.00
CHIMERA INVT CORP COM STK	872,593.47
CHRISTOPHER & BANKS CORP COM	34,651.10
CIENA CORP COM NEW COM NEW	114,139.00
CIN BELL INC NEW COM STK	353,268.20

CINEMARK HLDGS INC COM	66,768.60
CINTAS CORP COM	52,965.50
CISCO SYSTEMS INC	2,770,650.00
CITIGROUP INC COM NEW COM NEW	3,156,888.00
CITRIX SYS INC COM	215,331.25
CLOVIS ONCOLOGY INC	41,520.00
COACH INC COM	1,053,468.78
COBALT INTL ENERGY INC COM	59,189.60
COCA COLA CO COM	1,473,562.50
COINSTAR INC COM	656,626.25
COLUMBIA BKG SYS INC COM	292,332.30
COMMVAULT SYS INC COM STK	505,397.50
COMPUTER PROGRAMS & SYS INC COM	292,928.46
COMPUWARE CORP COM	95,112.50
CON-WAY INC COM STK	343,020.60
CONCHO RES INC COM STK	1,161,675.20
CONNS INC COM	843,025.04
CORE LABORATORIES NV NLG0.03	163,965.00
CORNERSTONE ONDEMAND INC	435,537.97
CORONADO BIOSCIENCES INC COM .	18,788.66
COSTAR GROUP INC COM	264,803.31
COSTCO WHOLESALE CORP NEW COM	1,765,513.75
COVIDIEN PLC USD0.20(POST CONSLDTN)	1,749,522.00
CRANE CO COM	129,584.00
CRAY INC COM NEW STK	373,230.00
CRIMSON EXPL INC COM NEW STK	24,857.28
CROSS CTRY HEALTHCARE INC COM	100,867.20
CROWN CASTLE INTL CORP COM STK	2,255,288.64
CROWN HLDGS INC COM	91,656.90
CUBIST PHARMACEUTICALS INC COM	369,665.34
CUMMINS INC	1,527,735.00
CYANOTECH CORP COM PAR $0.02 STK	9,806.34
CYBERONICS INC COM	547,205.01
CYNOSURE INC CL A	86,771.89
DATALINK CORP COM STK	278,516.25
DAVITA HEALTHCARE PARTNERS INC COM	329,379.40
DELTA AIR LINES INC DEL COM NEW COM NEW	136,623.70
DEMANDWARE INC COM	29,369.00

DEXCOM INC COM	289,294.16
DIAGEO PLC SPONSORED ADR NEW	244,818.00
DIAMONDBACK ENERGY INC COM	40,285.84
DICKS SPORTING GOODS INC OC-COM	94,164.30
DIGITAL RLTY TR INC COM	108,624.00
DISCOVERY LABORATORIES INC NEW COM	302,272.27
DOLAN CO COM STK	117,439.10
DOMINOS PIZZA INC COM	456,229.80
DREW INDS INC COM NEW COM NEW	49,374.75
DSW INC CL A CL A	209,945.24
DUNKIN BRANDS GROUP INC COM	878,473.68
DXP ENTERPRISES INC COM NEW STK	34,103.65
DYCOM INDS INC COM	310,563.00
EAGLE MATLS INC COM	206,505.00
EAST WEST BANCORP INC COM	183,954.40
EASTMAN CHEM CO COM	303,503.00
EATON CORP PLC COM USD0.50	156,421.20
EBAY INC COM USD0.001	859,380.88
EDGEN GROUP INC CL A CL A	24,349.94
ELIZABETH ARDEN INC COM	694,864.38
ELLIE MAE INC COM STK	936,423.75
EMC CORP COM	1,676,226.20
EMPIRE RESORTS INC COM NEW COM NEW	66,554.12
ENCANA CORP COM NPV	1,102,608.00
ENDEAVOUR MINING CORPORATION	208,542.57
ENDOLOGIX INC COM	564,516.32
ENERGY XXI (BERMUDA) COM STK USD $0.005	274,580.70
ENSIGN GROUP INC COM STK	150,958.88
ENTEROMEDICS INC COM NEW COM STK	186,536.00
ENTEROMEDICS INC WT EXP 09/28/2016	1,427.40
ENTEROMEDICS INC WTS	20,645.45
ENTRAVISION COMMUNICATIONS CORP CL A	134,026.74
EOG RESOURCES INC COM	374,811.37
EQUIFAX INC COM	125,558.40
EQUINIX INC COM NEW COM NEW	113,410.00
ESTEE LAUDER COMPANIES INC CL A USD0.01	1,317,518.60
EXPEDIA INC DEL COM NEW	207,393.75
EXPEDITORS INTL WASH INC COM	146,335.00

EXPRESS SCRIPTS HLDG CO COM	1,324,890.00
EXXON MOBIL CORP COM	2,990,302.50
EZCORP INC CL A NON VTG	242,490.60
F5 NETWORKS INC COM STK	310,880.00
FACEBOOK INC CL A CL A	914,660.61
FAMILY DLR STORES INC COM	354,969.18
FIESTA RESTAURANT GROUP INC COM	55,948.64
FINISAR CORPORATION COMMON STOCK	227,385.00
FINISH LINE INC CL A	173,020.20
FIRST ACCEP CORP COM STK	125,012.50
FIRST REP BK SAN FRANCISCO CALIF NEW COM	100,962.40
FLEETMATICS GROUP PLC COM EUR0.015	66,875.28
FLOTEK INDS INC DEL COM	308,623.40
FMC TECHNOLOGIES INC COM	253,125.30
FORD MTR CO DEL COM PAR $0.01 COM PAR $0.01	945,997.50
FORMFACTOR INC COM STK	226,996.80
FORUM ENERGY TECH COM USD0.01	185,724.00
FRESH DEL MONTE PRODUCE INC COM STK	405,131.25
FULTON FINL CORP PA COM	136,269.80
FUSION-IO INC	131,159.60
GENERAL ELECTRIC CO	2,655,235.00
GENESEE & WYO INC CL A CL A	492,770.16
GENMARK DIAGNOSTICS INC COM STK	41,706.00
GENTEX CORP COM	424,842.68
GENTHERM INC COM NPV	27,424.60
GEO GROUP INC COM STK	276,219.00
GEORGIA GULF CORP COM PAR $0.01 NEW COM PAR $0.01 NEW	334,945.92
GEOSPACE TECHNOLOGIES CORP COM	366,855.36
GILEAD SCIENCES INC	1,658,280.65
GLACIER BANCORP INC NEW COM	110,913.40
GLOBAL PMTS INC COM	410,644.50
GNC HLDGS INC GNC HOLDINGS INC	299,653.12
GOLDCORP INC NEW COM	197,079.00
GOLDGROUP MNG INC COM NPV	44,638.83
GOLDGROUP MNG INC COMSTK	49,532.99
GOLDMAN SACHS GROUP INC COM	1,274,962.20
GOLUB CAPITAL BDC INC COM	131,355.60

GOOGLE INC CL A CL A	2,992,122.66
GRAFTECH INTL LTD COM	155,075.85
GREAT LAKES DREDGE & DOCK CORP NEW COM	75,663.89
GREEN MTN COFFEE ROASTERS	76,516.00
GSI GROUP INC CDA NEW COM NEW COM NEW	154,884.10
GUIDEWIRE SOFTWARE INC COM USD0.0001	695,150.80
GULFPORT ENERGY CORP COM NEW COM NEW	611,099.58
H & E EQUIP SVCS INC COM	57,929.08
HAIN CELESTIAL GROUP INC COM	278,419.70
HALCON RES CORP COM STK	39,734.64
HALLIBURTON CO COM	1,739,703.50
HANOVER INS GROUP INC COM	308,951.50
HARLEY DAVIDSON COM USD0.01	136,752.00
HARRIS TEETER SUPERMARKETS INC COM	94,472.00
HATTERAS FINL CORP COM REIT	164,738.40
HCC INS HLDGS INC COM	504,753.65
HEALTHCARE SVCS GROUP INC COM	539,423.83
HEALTHSTREAM INC COM STK ISIN#US42222N1037	263,471.78
HELIX ENERGY SOLUTIONS GROUP INC COM STK	358,310.40
HELMERICH & PAYNE INC COM	119,861.40
HENRY JACK & ASSOC INC COM	62,816.00
HERCULES OFFSHORE INC COM STK	250,382.70
HILL INTL INC COM	311,429.40
HILL ROM HLDGS INC COM STK	169,432.50
HILLTOP HLDGS INC COM STK	153,137.40
HOMEAWAY INC	102,300.00
HONEYWELL INTL INC COM STK	3,122,724.00
HORNBECK OFFSHORE SVCS INC NEW COM	172,352.46
HYATT HOTELS CORP COM CL A COM CL A	173,565.00
IBERIABANK CORP COM	612,526.40
IHS INC COM CL A COM CL A	177,600.00
ILLUMINA INC COM	168,382.11
IMPERVA INC	55,461.27
INCONTACT INC COM	48,557.32
INFINITY PHARMACEUTICALS INC COM STK	406,140.00
INGERSOLL-RAND PLC COM STK	197,835.00
INGREDION INC COM	161,075.00
INNERWORKINGS INC COM	67,742.48

	INTEGRATED ELECTRICAL SVCS INC COM NEW STK	207,346.70
	INTERACTIVE INTELLIGENCE GROUP INC COM COM	43,367.22
	INTERCONTINENTALEXCHANGE INC COM	137,429.10
	INTERMEC INC COM	385,121.74
	INTERNATIONAL BUSINESS MACHS CORP COM	1,479,915.30
	INTEROIL CORP COM	1,661,457.60
	INTERPUBLIC GROUP COMPANIES INC COM	386,030.60
	INTERTAPE POLYMER GROUP INC COM	84,811.50
	INTERXION HLDG NV COM	614,599.92
	INTUIT COM	808,426.50
	INTUITIVE SURGICAL INC COM NEW STK	122,592.50
	INVENTURE FOODS INC COM STK	26,479.20
	INVESCO LTD COM STK USD0.10	74,878.30
	IPG PHOTONICS CORP COM	680,096.60
	JABIL CIRCUIT INC COM	543,881.55
	JACOBS ENGR GROUP INC COM	148,995.00
	JAMES RIV COAL CO COM NEW STK	167,504.00
	JAZZ PHARMACEUTICALS PLC COM USD0.0001	555,886.80
	JETBLUE AWYS CORP COM	257,949.25
	JOHN BEAN TECHNOLOGIES CORP COM STK	442,295.30
	JOHNSON & JOHNSON COM USD1	3,024,815.00
	JOHNSON CTL INC COM	2,073,785.00
	JOY GLOBAL INC COM	140,316.00
*	JPMORGAN CHASE & CO COM	2,765,713.00
	KAISER ALUM CORP COM PAR $0.01 COM PAR $0.01	327,820.66
	KAPSTONE PAPER & PACKAGING CORP KAPSTONEPAPER AND PACKAGING CORP COMMON STOCK	332,960.95
	KELLY SERVICES INC CL A COM	400,819.10
	KENNAMETAL INC CAP	138,000.00
	KEY ENERGY SVCS INC	139,764.50
	KEY TRONIC CORP COM	58,613.76
	KIRBY CORP COM	154,725.00
	KRISPY KREME DOUGHNUTS INC COM STK	241,713.22
	KROGER CO COM	164,706.60
	KS CY SOUTHN	417,566.96
	LEAPFROG ENTERPRISES INC CL A	270,740.36
	LIBERTY GLOBAL INC COM SER A	125,350.10
	LIFE TIME FITNESS INC COM	186,998.00

LINDSAY CORPORATION COM	348,682.24
LINKEDIN CORP CL A	1,369,687.78
LIONS GATE ENTMT CORP COM NEW	281,325.60
LIVEPERSON INC COM STK ISIN# US5381461012	25,149.96
LOGMEIN INC COM	152,388.00
LOWES COS INC COM	562,992.00
LUCARA DIAMOND CORP	103,659.08
LULULEMON ATHLETICA INC COM	1,112,729.31
LUMBER LIQUIDATORS HLDGS INC COM	196,686.09
M / I HOMES INC	70,596.00
MANPOWER INC COM	152,784.00
MANULIFE FINL CORP COM	16,647.75
MARATHON OIL CORP COM	1,552,929.00
MARINEMAX INC COM	51,217.26
MARKET LEADER INC COM	35,016.30
MARKETAXESS HLDGS INC COM STK	318,547.20
MARRIOTT INTL INC NEW COM STK CL A	190,077.00
MARSH & MCLENNAN CO'S INC COM	203,373.00
MASTEC INC COM	115,425.90
MASTERCARD INC CL A	2,796,857.04
MCEWEN MNG INC COM	511,201.59
MCKESSON CORP	1,420,464.00
MEAD JOHNSON NUTRITION COM USD0.01	141,663.50
MEDIDATA SOLUTIONS INC COM	421,292.50
MEDIVATION INC COM STK	491,749.92
MEMC ELECTR MATLS INC COM	148,302.00
MERCADOLIBRE INC COM STK	69,141.60
MERCURY GEN CORP NEW COM	180,986.40
MERGE HEALTHCARE INC COM STK	137,393.75
METLIFE INC COM	688,446.00
MFA FINL INC	152,468.00
MFC MARKET VECTORS ETF TR JR GOLD MINERSETF	496,188.00
MICHAEL KORS HOLDINGS LTD COM NPV	163,296.00
MICRON TECH INC COM	348,049.85
MICROSOFT CORP COM	1,022,422.50
MIDSOUTH BANCORP INC COM	86,409.75
MITCHAM INDS INC COM	81,711.85
MOLYCORP INC COMMON STOCK	58,528.00
MONDELEZ INTL INC COM	742,323.15

MONSANTO CO NEW COM	4,128,159.75
MORGAN STANLEY COM STK USD0.01	879,309.68
MOSAIC CO/THE	84,945.00
MOTORCAR PTS & ACCESSORIES INC COM	127,720.80
MOVADO GROUP INC COM	607,648.08
MRV COMMUNICATIONS INC COM NEW COM NEW	6,772.25
MULTIMEDIA GAMES HOLDING COMPANY COM	555,096.56
MYLAN INC	346,797.60
MYR GROUP INC DEL COM STK	31,550.50
NABORS INDUSTRIES COM USD0.10	181,347.50
NATIONAL OILWELL VARCO COM STK	909,055.00
NATURAL GROCERS BY VITAMIN COTTAGE INC COM USD0.001	37,091.87
NAVISTAR INTL CORP NEW COM	162,186.50
NCI BUILDING SYSTEMS INC COM NEW	30,454.90
NEKTAR THERAPEUTICS COM	23,978.76
NETAPP INC COM STK	544,684.25
NEUROCRINE BIOSCIENCES INC COM	65,786.60
NEWMONT MINING CORP NEW COM	313,470.00
NEWPARK RES INC COM PAR $0.01 NEW COM PAR $0.01 NEW	399,674.90
NIKE INC CL B	1,761,108.00
NOBLE CORPORATION (SWITZERLAND) COM USD0.10	282,564.30
NOBLE ENERGY INC COM	86,479.00
NORDSON CORP COM	179,892.00
NORTHWEST BANCSHARES INC MD COM	37,148.40
NOVADAQ TECHNOLOGIES INC COM	42,890.40
NXP SEMICONDUCTORS N V COM STK	435,368.70
OCCIDENTAL PETROLEUM CORP	1,145,319.50
ODYSSEY MARINE EXPL INC COM	25,170.75
OFFICIAL PMTS HLDGS INC COM	500,414.64
OIL STS INTL INC COM ISIN US6780261052	203,173.60
OLD DOMINION FGHT LINE INC COM	491,506.64
OLD NATL BANCORP IND COM	56,501.20
OLD REP INTL CORP COM	200,805.75
OMNICELL INC COM	165,280.05
ON ASSIGNMENT INC COM	550,439.76
ON SEMICONDUCTOR CORP COM	404,437.35
ONYX PHARMACEUTICALS INC DEL COM	343,510.44

ORASURE TECHNOLOGIES INC COM	558,510.66
ORBITAL SCI CORP COM	259,151.40
OREXIGEN THERAPEUTICS INC COM	15,430.56
ORIGEN FINL INC COM	167,924.50
OSI SYS INC COM	160,356.16
OUTDOOR CHANNEL HLDGS INC COM NEW COM NEW	13,512.80
OWENS ILL INC COM NEW	998,009.67
OXFORD INDS INC COM	325,493.56
PAC PREMIER BANCORP COM	346,163.20
PACIRA PHARMACEUTICALS INC COM	21,575.45
PALO ALTO NETWORKS INC COM USD0.0001	67,970.40
PANERA BREAD CO CL A	411,369.70
PARTNERRE HLDG LTD COM STK	82,502.25
PATRICK INDS INC COM	232,419.72
PDF SOLUTIONS INC COM	28,304.12
PENN WEST PETROLEUM LTD COM STK	151,659.90
PEREGRINE SEMICONDUCTOR CORP COM USD0.001	25,644.25
PERRIGO CO COM	643,009.43
PFIZER INC COM	3,602,742.00
PHARMACYCLICS INC COM	197,728.50
POLARIS INDS INC COM	78,259.50
POLYONE CORP COM	528,183.72
POTASH CORP SASK INC COM	246,906.92
POWER ONE INC NEW COM USD0.001	87,806.04
PPG IND INC COM	178,662.00
PRECISION CASTPARTS CORP COM	2,115,821.40
PREMIERE GLOBAL SVCS INC COM	433,302.90
PRICELINE COM INC COM NEW STK	1,124,372.00
PRIMORIS SVCS CORP COM	551,817.60
PROCERA NETWORKS INC COM NEW COM NEW	24,430.35
PROGRESSIVE WASTE SOLUTIONS LTD COM	212,868.00
PROTO LABS INC COM	32,166.72
PVH CORP COM USD1	227,570.50
QUAKER CHEM CORP COM	29,030.54
QUALCOMM INC COM	718,439.68
QUALYS INC COM USD0.001	48,747.84
RACKSPACE HOSTING INC COM STK	1,215,799.90
RALPH LAUREN CORP CL A CL A	1,412,696.16

RANGE RES CORP COM	414,112.53
RAYMOND JAMES FNCL INC COM STK	491,257.50
RED HAT INC COM	1,178,677.76
REDWOOD TR INC COM	276,016.38
REGENERON PHARMACEUTICALS INC COM	131,723.90
RENTECH INC COM STK	36,128.31
REPROS THERAPEUTICS INCORPORATED COMMON STOCK	55,345.50
RESEARCH IN MOTION LTD COM	119,512.80
RIGEL PHARMACEUTICALS INC COM NEW STK	8,365.50
RIVERBED TECHNOLOGY INC COM	158,746.00
ROBERT HALF INTL INC COM	52,821.20
ROCK-TENN CO CL A CL A	534,112.40
ROPER INDS INC NEW COM	684,821.64
ROSS STORES INC COM	192,232.50
ROVI CORP COM	291,549.85
ROYAL CARIBBEAN CRUISES COM STK	69,360.00
ROYAL GOLD INC COM STK USD0.01	468,345.60
RYLAND GROUP INC COM	203,341.50
SAIA INC COM STK	131,876.48
SALESFORCE COM INC COM STK	1,511,891.40
SAN GOLD CORP COM STK	58,589.37
SANDSTORM GOLD LTD COM	208,052.12
SANDSTORM GOLD LTD COM STK	291,471.83
SANDSTORM GOLD LTD COMMON (R1933)	396,840.16
SANDSTORM METALS & ENERGY LTD COM	238,086.17
SANDVINE CORP COM	376,708.00
SBA COMMUNICATIONS CORP CL A COM	543,871.16
SCHLUMBERGER LTD COM COM	987,659.66
SCIQUEST INC NEW COM	54,050.88
SELECT COMFORT CORP OC-CAP STK OC-CAP STK	199,807.95
SEMGROUP CORP CL A CL A	323,582.40
SERVICESOURCE INTERNATIONAL	175,207.50
SHIRE PLC ADR	1,409,985.28
SIERRA BANCORP COM STK	203,053.95
SIGNATURE BK NY N Y COM	104,156.40
SILVER STD RES INC COM	331,376.95
SKYWORKS SOLUTIONS INC COM	141,085.00

SOLARWINDS INC COM	347,219.00
SOUTHWESTERN ENERGY CO COM	1,262,898.00
SPECTRANETICS CORP COM	383,754.14
SPLUNK INC COMSTK COM USD0.001	620,853.88
SPRINT NEXTEL CORP	88,168.50
SPS COMM INC COM	106,480.39
STAAR SURGICAL CO COM NEW PAR $0.01	49,922.40
STAGE STORES INC COM NEW COM NEW	232,932.00
STANDARD PKG CORP COM	171,829.86
STANLEY BLACK & DECKER INC COM	2,008,285.50
STARWOOD HOTELS & RESORTS WORLDWIDE INC COM STK	118,735.20
STEEL DYNAMICS INC COM	60,412.00
STERLING BANCORP COM	102,715.25
STRATASYS INC SHS	865,379.55
STRYKER CORP	137,872.30
SUN COMMUNITIES INC COM	255,694.90
SUNCOR ENERGY INC NEW COM STK	247,350.00
SUNESIS PHARMACEUTICALS INC COM NEW STOCK	27,165.60
SUNSHINE HEART INC COM	14,561.19
SURMODICS INC COM	40,091.48
SUSSER HLDGS CORP COM STK	48,113.55
SYKES ENTERPRISES INC COM	403,101.70
SYNAGEVA BIOPHARMA CORP	250,752.93
SYNERGY RES CORP COM	51,927.26
SYNNEX CORP COM STK	458,801.10
SYNTA PHARMACEUTICALS CORP SYNTA PHARMACEUTICALS CORP	419,817.86
TALISMAN ENERGY INC COM	17,561.50
TASER INTL INC COM	33,283.62
TEAM INC COM STK	97,458.48
TEARLAB CORP COM	24,198.20
TECK RESOURCES LIMITED	60,886.25
TELETECH HLDGS INC COM	397,118.00
TELLABS INC COM	81,373.20
TENNECO INC	302,648.20
TERADATA CORP DEL COM STK	347,017.23
TESLA MTRS INC COM	1,015,320.99
TEXAS INDS INC COM	210,416.25

TEXAS INSTRUMENTS INC COM	3,285,828.00
THERMON GROUP HLDGS INC	26,495.28
THL CR INC COM	490,658.25
THRESHOLD PHARMACEUTICALS INC COM NEW STK	22,005.67
TIBCO SOFTWARE INC COM	172,558.40
TIDEWATER INC COM	594,690.80
TIME WARNER INC USD0.01	3,948,366.50
TITAN MACHY INC COM	328,485.30
TJX COS INC COM NEW	1,390,534.65
TOLL BROS INC COM	164,236.40
TOWERS WATSON & CO CL A COM STK	404,149.90
TRACTOR SUPPLY CO COM	146,677.60
TRANSDIGM GROUP INC COM	1,880,813.48
TRANSOCEAN LTD	206,059.75
TREX CO INC COM	45,569.52
TRIANGLE CAP CORP COM	151,665.50
TRIANGLE PETROLEUM CORPORATION COMMON STOCK	221,618.02
TRILOGY ENERGY COR COM NPV	617,224.38
TRIMAS CORP COM NEW COM NEW	215,571.60
TRIMBLE NAV LTD COM	114,179.80
TRIUMPH GROUP INC NEW COM	950,180.30
TRW AUTOMOTIVE HLDGS CORP COM	222,481.50
TW TELECOM INC CL A STK	187,204.50
U M H PPTYS INC COM STK	496,718.05
UBS AG SHS COM	17,707.50
UDR INC COM STK	142,680.00
ULTA SALON COSMETICS & FRAGRANCE INC COMSTK	183,942.72
ULTIMATE SOFTWARE GROUP INC COM	753,580.62
ULTRATECH INC EFF 06-10-03	474,493.30
UNDER ARMOR INC CL A	109,192.50
UNION PAC CORP COM	1,315,659.80
UNITED STS STL CORP NEW COM	172,818.80
UNITED TECHNOLOGIES CORP COM	1,267,792.59
UNITEDHEALTH GROUP INC COM	2,470,577.76
UNIVEST CORP PA COM	62,757.00
UNVL HEALTH SERVICES INC CL B COM	199,443.75
URBAN OUTFITTERS INC COM	125,164.80

UROPLASTY INC COM NEW	16,876.75
UTD RENTALS INC COM	455,609.68
V F CORP COM	161,537.90
VALUECLICK INC COM STK ISIN#US92046N1028	298,137.60
VERIFONE SYSTEMS INC COM	288,934.80
VERISK ANALYTICS INC CL A CL A	165,750.00
VERTEX PHARMACEUTICALS INC COM	1,058,313.96
VIACOM INC NEW CL B	2,634,363.00
VISA INC COM CL A STK	1,359,975.76
VISHAY INTERTECHNOLOGY INC COM STK	217,383.50
VMWARE INC CL A COM CL A COM	1,265,147.46
VOCERA COMMUNICATIONS INC	42,092.70
WABASH NATL CORP COM	224,581.89
WALT DISNEY CO	1,145,020.63
WALTER INVT MGMT CORP	638,803.98
WATSON PHARMACEUTICALS INC COM	305,300.00
WD 40 CO COM STK	116,597.25
WEATHERFORD INTL LTD	189,950.25
WEIGHT WATCHERS INTL INC NEW COM	261,800.00
WELLS FARGO & CO NEW COM STK	1,589,370.00
WESTERN ALLIANCE BANCORPORATION COM	454,822.29
WESTERN UNION CO	260,427.35
WHOLE FOODS MKT INC COM	1,575,168.51
WILEY JOHN & SONS INC CL A	160,586.25
WILLBROS GROUP INC COM	150,616.00
WILLIAMS SONOMA INC COM	142,252.50
WINTRUST FINL CORP COM	392,323.00
WMS INDS INC COM STK	52,150.00
WOLVERINE WORLD WIDE INC COM	96,303.00
WORKDAY INC CL A COM USD0.001	313,756.50
WYNN RESORTS LTD COM	179,984.00
XOMA CORP DEL COM	47,873.66
YUM BRANDS INC COM	1,161,136.80
ZIONS BANCORP COM	216,568.00
TOTAL CORPORATE COMMON STOCKS (other than employer securities) & AMERICAN DEPOSITORY RECEIPTS	**272,911,620.38**

	McDONALD'S CORPORATION COMMON STOCK		
*	MC DONALDS CORP COM	29,975,496.88	167,400,527.50
*	MC DONALDS CORP COM		316,691,983.05
*	MC DONALDS CORP COM		850,145,221.82
	TOTAL McDONALD'S CORPORATION COMMON STOCK	**29,975,496.88**	**1,334,237,732.37**
	INTEREST IN REGISTERED INVESTMENT CO.		
*	MFO BLACKROCK GLOBAL ALLOCATION FD INC INSTL CL		176,630,946.96
*	MFO DFA EMERGING MARKETS VALUE		6,196,661.83
*	MFO DRIEHAUS MUT FDS INTERNATIONAL DISCOVERY FD		21,638,636.78
*	MFO MANNING & NAPIER FD INC NEW OVERSEASSER		60,218,240.01
*	MFO NUVEEN INVT FDS INC REAL ESTATE SECSFD CL I		62,906,401.09
*	MFO PIMCO FDS PAC INVT MGMT SER FOR FUTURE I DIVERSIFIED INC FD INSTL CL		98,348,552.63
*	MFO PIMCO FDS PAC INVT MGMT SER MODERATEDURATION FD INSTL CL		115,068,922.33
*	MFO VANGUARD INSTL INDEX FD INSTL PLUS SHS		179,144,334.75
	TOTAL INTEREST IN REGISTERD INVESTMENT CO.		**720,152,696.38**
	MCDONALD'S LOAN ASSETS		
*	MCDONALD'S LOAN ASSETS		33,261,969.14
	TOTAL McDONALD'S LOAN ASSETS		**33,261,969.14**
	INTEREST-BEARING CASH		
*	Interest-Bearing Cash (Canada and US dollars)		855,897.32
	TOTAL INTEREST-BEARING CASH		**855,897.32**
	WRAPPER CONTRACTS		
	GIC MONUMENTAL LIFE CONTRACT MDA00824TR RATE 2.19% MAT 12/31/2064		112,819.00
	TOTAL WRAPPER CONTRACTS		**112,819.00**
	COLLECTIVE TRUSTS		
*	JPMCB INTERMEDIATE BOND FUND		204,812,511.00
*	JPMCB LIQUIDITY FUND		43,960,704.69
*	JPMCB MTG PVT PLMT FD		11,488,248.00
*	JPMCB SUBADVISED FIXED INCOME WAMCO FUND		148,061,557.00
*	PIMCO PAPS MODERATE DURATION FUND		125,524,393.00

*	MFO ARTISAN INTERNATIONAL FUND	36,055,737.42
*	MFO MELLON EB DAILY LIQUIDITY SMALL CAP FD	55,162,073.00
*	MFO WELLINGTON TR CO NA COLTV INVT FD SER	11,230,006.48
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds	33,125,518.72
	TOTAL COLLECTIVE TRUSTS	**669,420,749.31**
	TOTAL ASSETS	**3,030,953,483.90**

*   Party in Interest

** Historical cost is disclosed only for nonparticipant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald's Corporation Profit Sharing and Savings Plan

Dated: June 20, 2013

By: /s/ Karen Matusinec
       Name: Karen Matusinec
       Title: Chair of the Administrative Committee

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Crowe Horwath, LLP Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-177314 on Form S-8 of McDonald's Corporation of our report dated June 20, 2013, appearing in this Annual Report on Form 11-K of McDonald's Corporation Profit Sharing and Savings Plan for the year ended December 31, 2012.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 20, 2013